HEALTH AND FITNESS
daisyface flow
45 Sudan St #3, Dorchester, MA 02125

THE PITCH
daisyface flow is seeking investment to to create a mobile yoga experience, bringing classes to communities in the FlowMobile, a 1977 vintage VW Bus.

THE ENTREPRENEUR BEHIND DAISYFACE FLOW

Morgan Chase, RYT 500

HEAD HIPPIE, CREATIVE DIRECTOR, YOGA TEACHER
Morgan is a self-made yoga influencer in the Boston yogi community. She discovered yoga back in college in 2008 & through tough times in her personal life, she knows this practice truly saved her. 10 years later, she is a 500-hour RYT (registered yoga teacher) teaching full time all around the city! As a creative, driven, passionate, woman--Morgan knows deep down the daisyface flowmobile™ is the next steps for expanding her already successful & city-wide recognized yoga brand, daisyface flow. She spends so much time her in car in-between clients, classes, & events--why not do it in a VW bus that can then become the symbol of accessible/approachable yoga for countless communities.

The Terms

THE BUSINESS DISTRIBUTES
7.5%
of their revenue to investors
INVESTORS RECEIVE A MAXIMUM TOTAL
1.5×
of the amount they invest

If you invest in daisyface flow and they raise at least $50,000 by Feb. 14, 2019, you will be issued a revenue sharing note. They will repay **7.5% of their gross revenue** to investors until you receive **1.5× of your initial investment**. If you haven't received that amount by Dec. 31, 2025, it comes due regardless of their revenue. If daisyface flow doesn't raise at least $50,000 by Feb. 14, 2019, you will be fully refunded.

Summary of Terms

Review the summary of terms for daisyface flow's offering. These terms are further defined in the the note agreement.

Min Amount to Raise	$50,000
Max Amount to Raise	$75,000
Percentage of Revenue	7.5%
Cap	1.5×
Maturity Date	Dec. 31, 2025
Seniority	Subordinated
Securitization	Unsecured

Funding Status

90 days remaining to invest.

The Perks

In addition to the terms, the following perks are available to daisyface flow's early investors.

daisyface flow Tank Top! *Available to the next 30 who invest at least $200.*

daisyface flow Tank Top!

With an **investment of $200**, you can rep this up & coming Boston-based yoga & wellness brand with our daisyface flow logo tank top (2 female styles, 1 for men). These pre-shrunk, locally screen printed, super soft tanks are perfect for a morning on the mat or as a weekend staple for running errands in style.

MINIMUM INVESTMENT
$200
AMOUNT REMAINING
30

daisyface flow Sweatshirt! *Available to the next 20 who invest at least $500.*

daisyface flow Sweatshirt!

With a **$500 investment**, stay cozy all fall/winter long in your thick, fleece lined, daisyface flow logo sweatshirt. It's just the thing you need going from the cool New England outdoors into the warmth of your mat, meeting friends to watch the game, or just hanging around the house!

Plus you'll get the Tank Top perk at this level also!
MINIMUM INVESTMENT
$500
AMOUNT REMAINING
20

1:1 Private Session with Morgan *Available to the next 8 who invest at least $1,000.*

1:1 Private Session with Morgan

You believe in us & our mission so much that we want to allow you to feel equally as empowered! New to yoga? Looking to deepen your practice? Intimidated by the idea of being in a group class setting? With a **$1,000 investment**, you'll get to meet with our founder, Morgan, one-on-one to discuss your goals for your practice. She'll guide you through increasing flexibility, mobility, mindfulness, and serenity in your life.

Plus you'll get the Sweatshirt and Tank Top perks at this level also!
MINIMUM INVESTMENT
$1,000

AMOUNT REMAINING
8

Booking the bus! *Available to the next 3 who invest at least $2,500.*

Booking the bus!

Once the daisyface flowmobile has come to life, we want YOU, our biggest supporters, to be the first to experience her magic! With a **$2,500 investment**, you'll connect with Morgan to choose the perfect date & occasion for the flowmobile to come to your home, office, or next event! You & your guests, colleagues, friends, family, will enjoy a 60-minute all levels yoga session, custom fit to your wildest dreams. Snap pics with & in the bus!

Get your "Frequent FlowMo" card punched to earn up for your future FREEBIE class!

Plus you'll get 1:1 Private Session, Sweatshop, and Tank Top perks at this level also!
MINIMUM INVESTMENT
$2,500
AMOUNT REMAINING
3

Perks will only be distributed if daisyface flow reaches their funding minimum by Feb. 14, 2019. If they do not, your investment is fully refunded.

The Story

Mission Statement:

With the daisyface flowmobile™, yoga becomes more approachable & accessible to a variety of communities most in need of this thriving self-care practice. The 1970's era VW bus is a symbol of the Hippie era, boasting peace, love, & now-- yoga!

The Problem

Yoga is in high demand ALL over the world, but in cities like Boston, is very expensive. The people who most need yoga cannot afford it & are unable to access local studios/gyms where it's typically offered.

Currently in Boston, the Middle class is our largest class with a median annual income of $53,815. Their issues far exceed needing yoga, however--this practice could aid in bringing perspective & mindfulness to all other areas of their lives.

The Solution

Our "Wellness on Wheels" model brings the yoga studio to the client! With talented yoga teachers behind the wheel & the flowmobile stocked with mats & props needed for practice, our services are the first of its kind in this market.

How It Works

Step One: Secure the flowmobile, a refurbished 60's to 70's VW Bus and equip it to hold merchandise, yoga mats, blocks, straps, etc.

Step Two: Promote and hit the road! Working with past, present, and future clients across private consumer and corporate, daisyflow will be teaching classes, workshops, and holding events to continue to build the brand.

Step Three: Grow with the (daisy)flow! Continue to secure partnerships and clients to scale operations to multiple instructors and vehicles :)

Why Now

Yoga is changing the world. One student, one class, one flow at a time. Let this be the "vehicle" that brings that transformation to the communities that need it most. By building an accessible brand with the mobility to meet demand wherever it's located, daisyface is able to capture underserved markets while competing on price and availability in core areas.

Business Model

The daisyface flowmobile™ will offer a multitude of services to it's clients/students. Including, but not limited to.... - Outdoor yoga classes in a range of incredible locations (sky's the limit!) - Private 1:1 in-home or at a local studio instruction - Small group classes to be hosted in a unique space - Services to after school programs, elderly homes, sober living communities, first responder stations, etc. to bring the yoga to YOU! - daisyface flow branded merchandise for sale on the bus at all times (tank tops, tee shirts, sweatshirts, beanies, yoga mats, stickers, pins, etc.) - Special Events are SO FUN! Book the bus for your bachelorette/bridal suite yoga, a great addition to a surprise birthday party, Kids yoga!, corporate events. - Yoga festivals - Antique shows - Classic car expos Our primary day-to-day costs include: fuel, payment for the teacher(s), rental fee of class space (if applicable), merchandise restocking. Our plans for expansion are to properly market & promote the flowmobile™ creating the hype & buzz it deserves! As we begin to book more and more, we will look procure an additional bus so we can further facilitate the demand of the flowmobile™'s convenience factor of "Wellness on Wheels". As the bus fleet grows, we will also bring on additional local teachers to offer a wider array of talent & styles of classes for our clients! Also, through initial promotion, the daisyface flowmobile™ will look to secure strategic partnerships with AirBnB as an additional service/experience clients can book, Groupon, and other opportunities for high-visibility.

Market and Location Analysis

Boston is a major US city. Yoga is a $16 Billion dollar industry. This being said, there are PLENTY of other local yoga businesses out there. However, none quite like this. None with the freedom of bringing the class TO the client/students AND creating a one-of-a-kind memorable yoga experience. The flowmobile™ comes equipped with everything the student's need for an incredible time on their mat led by Morgan or one of her employed teachers, they are then able to fully release and relax into the experience. Our market size is first & foremost Greater Boston and it's surrounding towns including Dorchester, Milton, South Boston, East Boston, and more. As we grow, I'd love to bring the daisyface flowmobile™ to other New England states (NH, VT, ME, RI, CT) and beyond! Local competitors include a similar service located on Nantucket Island called the "Barre Bus". They are affiliated with a Barre studio out there and offer what we will for yoga, but for barre. As long as they stick to Barre & Nantucket, we'll handle the mobile yoga & Boston (and beyond!).

SPREAD THE WORD!

Ask the Entrepreneurs

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Only invest an amount you would feel comfortable losing.
Investing in private businesses is risky.

Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, you should review MainVest's educational materials.

Investing in this business is risky.

Running a small business is difficult. There are many reasons why daisyface flow may not succeed. You should review the list of risk factors (and other important details pertaining to this investment opportunity) included in their official filing with the U.S. Securities and Exchange Commission prior to investing.

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*You will be **completely refunded** if daisyface flow does not reach its funding minimum in the next 90 days.*